CORONUS SOLAR INC.
1100-1200 West 73rd Avenue
Vancouver, British Columbia   V6P 6G5
Tel:  (604) 267-7078

December 3, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Coronus Solar Inc.
Form 10-Q for Quarter Ended September 30, 2010
File No. 000-53697

Dear Mr Spirgel:

In response to your letter of comments dated November 29, 2010, please be advised as follows:

Liquidity and Capital Resources, page 21

1.
In respect of the two agreements we entered on August 25 and 28, 2010, to purchase vacant land, we revised our discussion to address our ability and source of funds to pay the balances of the purchase prices. We further revised our discussion to address the effect on our long-term liquidity needs of our intention to develop solar power plants on the land.

2.	We filed the respective purchase agreements, with amendments, as exhibits.

3.
The “Loan Agreement with Jefferson Thachuk” we filed with our Form10-K/A-2, which is presently under your review, includes the additional loans from Mr. Thachuk in the aggregate amount of $91,386. Accordingly, we include this exhibit as “incorporated by reference”.

Yours truly,

CORONUS SOLAR INC.

BY:	JEFF THACHUK
Jeff Thachuk, President